NASDAQ, TSX: NVCN

Neovasc Reducer™ Featured In Germany's Second Largest National Newspaper

VANCOUVER, Canada, MINNEAPOLIS, MN and FRANKFURT, Germany via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that the Neovasc Reducer™ (the "Reducer") was featured in a supplement titled: "Volkskrankheiten" or "Common Diseases" in Frankfurter Allgemeine Zeitung (FAZ), the second largest national newspaper by circulation in Germany. The supplement will be mailed to subscribers, reaching an estimated audience of almost 500,000 and should be available in the waiting areas of physician offices across Germany over the coming months.

A portion of the 20-page supplement is dedicated to educating readers on Angina Pectoris, a common form of debilitating chronic chest pain. In the first part of the article, Dr. Sebastian Philipp from the Elbe Clinics in Stade, and Professor Ulrich Schäfer from the Marienkrankenhaus in Hamburg, explain how the Reducer, which has been available in Germany for four years, provides a complementary therapy that  should be used when patients have exhausted anti-anginal therapy yet are still symptomatic. Prof. Schäfer explains how the Reducer, once in place, can take between six to eight weeks to improve blood flow.  As the patient improves, Prof. Schäfer recommends patients consider taking up or continuing sporting activities such as biking, running, hiking and swimming at a lower intensity to improve their health.

Prof. Dr. Tommaso Gori, who leads the cardiac catheterization lab at the prestigious University Hospital Mainz, is featured in the supplement explaining how the Reducer therapy can help patients with Chronic Angina Pectoris. Professor Gori commented on the available robust clinical evidence on the safety and efficacy of Reducer therapy and highlighted that, according to the best research to date, 75% of patients treated with Reducer feel better and experience less chest pain.

Fred Colen, President and Chief Executive Officer of Neovasc, stated, "We are pleased that three prominent leaders in heart disease have indicated that the use of Reducer is a welcomed alternative for patients who are suffering from refractory angina, a severely debilitating condition that affects millions worldwide.  The Reducer has been included as a treatment option for refractory angina by the European Society of Cardiology Practice Guidelines, and we believe the special supplement in Frankfurter Allgemeine Zeitung will help educate many in Germany on how the Reducer can offer a solution for those suffering from angina."

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit:  www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "plans", "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, statements regarding that the safety and efficacy of the Reducer, the growing incidence of refractory angina, the growing cardiovascular marketplace, mailing and availability of the supplement to subscribers, audience size of such subscribers, the effectiveness of the Reducer and timing of the improved blood flow,  the percentage of patients treated with Reducer that feel better and experience less chest pain and the ability of the special supplement to help educate many in Germany on how the Reducer may offer a medical solution for those suffering from angina. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media:

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@icrinc.com